U.S. SECURITIES AND EXCHANGE COMMISSION

PART II – OFFERING CIRCULAR

An Offering Statement pursuant to Regulation A relating to these shares has been filed with the U.S. Securities and Exchange Commission (the “Commission”). Information contained in this preliminary Offering Circular is subject to completion or amendment. These shares may not be sold nor may offers to buy be accepted before the Offering Statement filed with the Commission is qualified. This preliminary Offering Circular shall not constitute an offer to sell or a solicitation of an offer to buy or sell any of these shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the final Offering Circular or the Offering Statement in which such final Offering Circular was filed may be obtained.

PRELIMINARY OFFERING CIRCULAR DATED [•], 2024

SKY QUARRY INC.

707 W. 700 S. Suite 101

Woods Cross, UT 84087

424-394-1090

www.skyquarry.com

Best Efforts Offering of up to 3,333,333 Shares of Common Stock

Agent Warrants for the Purchase of up to 76,666 Shares of Common Stock

Up to 76,666 Shares of Common Stock Underlying Agent Warrants

Up to 4,852,224 Shares of Common Stock Underlying Investor Warrants

(collectively, the “Offering”)

This is a public offering of securities of Sky Quarry Inc., a Delaware corporation (“we,” “us,” “our” or “our company”). We are offering up to 3,333,333 shares of common stock at an offering price of $6.00 per share (the “Offering Shares”) for aggregate maximum gross proceeds of $19,999,998. None of our existing shareholders, nor any of our officers, directors or affiliates are selling any securities in this Offering.

Reverse Stock Split

We filed a Certificate of Amendment to our Certificate of Incorporation with the State of Delaware on April 9, 2024 (the “Effective Split Date”) to effect a one-for-three (1-for-3) (the “Split Ratio”) reverse stock split of our shares of common stock (the “Reverse Stock Split”), without changing the par value, rights, terms, conditions, and limitations of such shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and any of our stockholders that were entitled to receive a fractional share as a result of the Reverse Stock Split instead received one additional share of our common stock in lieu of the fractional share. The Reverse Stock Split did not in itself affect any stockholder’s ownership percentage of our common stock, except to the extent that any fractional share was rounded up to the nearest whole share. The number of shares of common stock subject to the exercise of outstanding options, warrants and convertible securities was also reduced by the Split Ratio as of the Effective Split Date and their respective exercise prices were increased by the Split Ratio. Neither the authorized shares of capital stock nor the par value per share of our common stock was affected by the Reverse Stock Split.

All historical share and per share information cited in this Offering Circular has been retroactively adjusted to reflect the impact of the Reverse Stock Split. Our historical financial statements remain unchanged and have not been adjusted to reflect the Reverse Stock Split.

Our common stock is not currently listed or quoted on any exchange. We have applied to have our common stock listed on the Nasdaq Capital Market (which we sometimes refer to as Nasdaq) under the symbol “SKYQ”. If approved, we intend to list our common stock on the Nasdaq Capital Market following Nasdaq’s certification of our Form 8-A to be filed with the Commission following the qualification by the Commission of a post-qualification amendment to the Offering Statement  of which this Offering Circular forms a part to be filed immediately prior to the termination of this Offering. However, the listing of our common stock on the Nasdaq Capital Market is not a condition of our proceeding with this Offering, and no assurance can be given that our application to list on Nasdaq will be approved or that an active trading market for our common stock will develop.

This is a Regulation A+ Tier 2 offering and there is no minimum number of Offering Shares that we must sell in order to conduct a closing in this Offering. The Offering will commence within two calendar days after this Offering Circular has been qualified by the Commission. See “Plan of Distribution” on page 25. This Offering of our common stock will terminate at the earliest of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after this Offering is qualified by the Commission, and (3) the date on which this Offering is earlier terminated by us in our sole discretion. The offering of our common stock underlying the Investor Warrants and the Agent Warrants qualified under the Offering Statement on Form 1-A of which this Offering Circular forms a part will continue and the Offering Statement will remain qualified, in accordance with Rule 251(d)(3)(i)(F) of Regulation A, until the earlier of (i) the date at which all of the outstanding Investor Warrants and the Agent Warrants have been exercised for shares of common stock of the Company, which shares of common stock are being offered under this Offering Circular, and (ii) the expiration date of the Agent Warrants.

	Price to Public	Underwriting Discount and Commissions (1)		Proceeds to Company (2)
Per Share	$6.00		$0.45	$5.55
Total Maximum of Public Offering	$19,999,998		$1,500,000	$18,499,998
Agent Warrants (3)	$459,996	$	N/A	$-
Common Stock Underlying Agent Warrants (76,666 shares)	$574,995	$	N/A	$$574,995
Common Stock Underlying Investor Warrants (4,852,224 shares) (4)	$36,391,680	$	N/A	$36,391,680
Total Maximum	$57,426,669	$	N/A	$55,466,673

(1)We have engaged Digital Offering, LLC (“Digital Offering”), a Commission registered broker/dealer and member of the Financial Industry Regulatory Authority (“FINRA”) to act as lead selling agent (the “Lead Selling Agent”) to offer the shares of our common stock, par value $0.0001 to prospective investors in this Offering on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be received by us in this Offering. In addition, the Selling Agent may engage one or more sub-agents or selected dealers to assist in its marketing efforts (we sometimes refer to Digital Offering and such sub-agents and/or dealers collectively as the “Selling Agents”). Digital Offering is not purchasing the shares of common stock offered by us and is not required to sell any specific number or dollar amount of shares in this Offering before a closing occurs. We will pay a cash commission of 7.5% to Digital Offering on sales of the shares of common stock in this Offering and upon the closing of the Offering we will issue warrants to Digital Offering (the “Agent Warrants”) to purchase that number of shares of common stock equal to 2.3% of the total number of shares sold in this Offering. The Agent Warrants will have an exercise price of $7.50 per share and will be exercisable commencing on the date of the closing of this Offering (in compliance with FINRA Rule 5110(e)(1)) and will be exercisable until the fifth anniversary of the commencement of sales in the Offering. The Agent Warrants will contain customary terms and conditions, including without limitation, provisions for cashless exercise. The Agent Warrants and the shares issuable upon the exercise of the Agent Warrants are being qualified by means of this Offering Circular for the Offering. See “Plan of Distribution” for details.

(2)Does not include other expenses of the Offering. See “Plan of Distribution” for a description of these expenses.

(3)The Agent Warrants are being issued as partial compensation to the Selling Agent. The value of the Agent Warrants set forth in the table above is based on the number of shares of Common Stock underlying the Agent Warrants multiplied by the offering price of the shares of Common Stock in this Offering of $6.00 per share.

(4)The Investor Warrants (“Investor Warrants”) and the shares of Common Stock underlying the exercise of the Investor Warrants were originally sold pursuant to a Regulation A Offering Circular dated January 11, 2022 and qualified on January 28, 2022 (that offering terminated on January 28, 2023). The Shares of Common Stock underlying the exercise of the Investor Warrants are being qualified by means of this Offering Circular for the Offering. The Investor Warrants have been exchanged for an identical warrant except for a thirty (30) day period of time which expired on [•], 2024 during which the exercise price was $4.50 instead of $7.50. For purposes of this table, $7.50 was used as the Price to the Public. Digital Offering has been separately engaged as a warrant solicitation agent. The Company will not receive any proceeds from the sale of the shares of common stock underlying the exercise of the Investor Warrants.

INVESTING IN THE COMMON STOCK OF SKY QUARRY INC. IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 9 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE BUYING THE COMMON STOCK OF THE COMPANY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This Offering Circular is following the disclosure format of Part I of SEC Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

In the event that we become a reporting company under the Securities Exchange Act of 1934 (the “Exchange Act”), we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012 (the “JOBS Act”). See “Implications of Being an Emerging Growth Company.”

Digital Offering, LLC

Sales of these securities will commence on approximately [•], 2024.

EXPLANATORY NOTE

An offering statement on Form 1-A relating to these securities was filed with the Securities and Exchange Commission on December 20, 2023, and amended on Form 1-A/A. This exhibits only amendment to such offering statement is filed solely to include the selling agency agreement as Exhibit 1.

PART III – EXHIBITS

Exhibit No.	Exhibit Description
1*	Selling Agency Agreement
2.1 (1)	Amended and Restated Certificate of Incorporation
2.2 (1)	Amendments to Certificate of Incorporation
2.3 (1)	Company Bylaws as Amended
3.1 (1)	Form of Warrant Held by Investors
3.2 (1)	Stock Plan
3.3 (1)	Certificate of Designation of Series A Preferred Stock
3.4**	Certificate of Designation of Series B Convertible Preferred Stock
3.5 (1)	Promissory Note – JPMorgan Chase Bank N.A dated September 16, 2020
4**	Subscription Agreement
6.1	Employment Agreements
6.1.1 (1)	Executive Employment Agreement with David Sealock dated March 15, 2020
6.1.2 (1)	Executive Employment Agreement with Marcus Laun dated March 15, 2020
6.1.3 (1)	Executive Employment Agreement with Darryl Delwo dated March 15, 2020
6.2	Agreements relating to the acquisition of 2020 Resources LLC and 2020 Resources (Canada) LTD.
6.2.1 (1)	Securities Purchase Agreement with 2020 Resources Holdings LLC dated September 16, 2020
6.3 (1)	Digital Offering Engagement Letter
6.3.1 (1)	Agent’s Warrant
6.3.1a (2)	Agent’s Warrant (Amended)
6.3.1b (3)	Agent’s Warrant (Amended)
6.4 (1)	Prime Trust, LLC Escrow Agreement
6.5	Mineral Leases
6.5.1 (1)	ML-49927-OBA as amended
6.5.2 (1)	ML-49579-OBA
6.5.3 (1)	ML-51705-OBA
6.6 (1)	Agreement with JP Morgan Chase Bank
6.7 (5)	Sale of Future Receivables Agreement with Libertas Funding, LLC
6.8 (5)	Invoice Purchase and Sale Agreement with Alterna Capital Solutions, LLC
6.9 (5)	Debt Satisfaction Agreement with KF Business Ventures LP
6.10 (5)	Sale of Future Receivables Agreement with Libertas Funding, LLC
6.11 (5)	Sale of Future Receivables Agreement with Libertas Funding, LLC
6.12 (5)	Sale of Future Receivables Agreement with Libertas Funding, LLC
6.13 (5)	Loan with Lendspark Corporation
6.14**	Form of Convertible Note
6.15**	Sale of Future Receivables Agreement with Libertas Funding, LLC dated October 23, 2023
6.16**	Sale of Future Receivables Agreement with Libertas Funding, LLC dated January 11, 2024
6.17**	Sale of Future Receivables Agreement with Libertas Funding, LLC dated January 18, 2024
8**	Escrow Agreement, as amended
11.3**	Consent of Attorney (included in Exhibit 12)
11.4**	Consent of Auditor to Sky Quarry Inc
12**	Opinion of Counsel
99.1 (5)	Audit Committee Charter
99.2 (5)	Compensation, Nomination, and Corporate Governance Committee Charter
99.3 (5)	Health, Safety and Environment Committee Charter
99.4 (5)	Company Code of Business Conduct and Ethics

*Filed herewith.

**Previously filed.

Part III - 1

(1)Incorporated by reference from our Offering Statement on Form 1-A filed with the Commission on July 7, 2021.

(2)Incorporated by reference from our Post-Effective Amendment No. 1 to the Offering Statement on Form 1-A filed with the Commission on November 15, 2021.

(3)Incorporated by reference from our Post-Effective Amendment No. 2 to the Offering Statement on Form 1-A filed with the Commission on November 16, 2021.

(4)Incorporated by reference from our Post-Effective Amendment No. 3 to the Offering Statement on Form 1-A filed with the Commission on January 3, 2022.

(5)Incorporated by reference from our Semiannual Report to the Offering Statement on Form 1-SA/A filed with the Commission on November 21, 2023.

Part III - 2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonably grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woods Cross, State of Utah, on May 24, 2024.

Sky Quarry Inc.,
a Delaware corporation

Dated: May 24, 2024	/s/ David Sealock
By: David Sealock
Its: Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: May 24, 2024	/s/ David Sealock
David Sealock, Chief Executive Officer, Director

Dated: May 24, 2024	/s/ Marcus Laun
Marcus Laun, Executive Vice-President, Director

Dated: May 24, 2024	/s/ Matthew Flemming
Matthew Flemming, Director

Dated: May 24, 2024	/s/ Darryl Delwo
Darryl Delwo, Vice President of Finance

Part III - 3